IN THE UNITED STATES BANKRUPTCY COURT

                       FOR THE WESTERN DISTRICT OF TEXAS

                              SAN ANTONIO DIVISION

IN RE:

INTELOGIC TRACE, INC.,                           CASE NO. 94-52172-C-11
                                                       (CHAPTER 11)
      DEBTOR.

           FINDINGS OF FACT AND CONCLUSIONS OF LAW ON CONFIRMATION OF THE MODIFIED FIRST AMENDED PLAN OF REORGANIZATION OF
                       INTELOGIC TRACE, INC., AS MODIFIED

      On November 22, 1994, after sufficient, due and proper notice, the Court held a hearing on confirmation of the Modified First Amended Plan of Reorganization of Intelogic Trace, Inc. (the "Plan") filed by Intelogic Trace, Inc. ("Debtor").

      After considering the Plan, the evidence presented, and the statements of counsel, the Court, pursuant to Rules 7062 and 9014 of the Federal Rules of Bankruptcy Procedure, makes the following findings of fact and conclusions of law:
                                FINDINGS OF FACT

      1. Debtor, with proper corporate authority, filed a Voluntary Petition for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") on August 5, 1994, thereby commencing a voluntary case under Chapter 11. During the pendency of its Chapter 11 case, Debtor operated as a debtor-in-possession pursuant to 11 U.S.C. ss.ss. 1107 and 1108.

      2. On August 5, 1994, the Disclosure Statement to the Plan of Reorganization of Intelogic Trace, Inc. (the "Original Disclosure Statement") and the Plan of Reorganization of Intelogic Trace, Inc. (the "Original Plan") were filed. On October 4, 1994, the First Amended Disclosure Statement to First Amended Plan of Reorganization of Intelogic Trace, Inc. (the "First Amended Disclosure Statement") and the First Amended Plan of Reorganization of Intelogic Trace, Inc. (the "First Amended Plan") were filed. A hearing on the Disclosure Statement was held on October 4, 1994, following notice to all creditors, equity security holders and parties-in-interest through service by first class mail on or before September 2, 1994, and through publication of notice of the hearing in the Wall Street Journal. At the October 4, 1994 hearing, Debtor, through counsel, announced that certain modifications to the First Amended Disclosure Statement would be made. On October 13, 1994, the Modified First Amended Disclosure Statement to Modified First Amended Plan of Reorganization of Intelogic Trace, Inc. (the "Disclosure Statement") and the Modified First Amended Plan of Reorganization of Intelogic Trace, Inc. (the "Plan") were filed. The Court approved the Disclosure Statement in its Order Approving Modified First Amended Disclosure Statement and Fixing Time for Filing Acceptances or Rejections of Modified First Amended Plan of Reorganization, Combined with Notice Thereof (the "Disclosure Statement Order"). On October 19, 1994, the Debtor filed its Emergency EX PARTE Motion for Approval of Addendum to Disclosure Statement. On October 19, 1994 the Court approved the Addendum to Disclosure Statement (the "Addendum"). On or before October 20, 1994, the Plan, the Disclosure Statement, the Addendum, the Disclosure Statement Order, and Ballots conforming substantially the Official Form No. 14 were transmitted via first class mail to all creditors, equity security holders, and other parties-in-interest, which was more than twenty-five (25) days prior to the commencement of the Confirmation Hearing on November 22, 1994 by Hill and Knowlton, Debtor's ballot solicitation and tabulation agent.

      3. Objections were filed by J. Alec Wilder, Dallas County and the City of Dallas/Dallas Independent School District, Datapoint Corporation, and the Internal Revenue Service. Dallas County and the City of Dallas/Dallas Independent School
                                       2

District objection was withdrawn pursuant to a non-material modification to the Plan. The Wilder objection was also resolved. The IRS and Datapoint objections should be and are hereby over-ruled.

      4.    The Debtor has proposed the following modifications to the Plan:

            a. PBGC MODIFICATION: The PBGC claim shall be satisfied in accordance with the settlement agreement attached hereto as Exhibit "A."

                  The existing Section 5.5 of the Plan shall be deleted in its entirety and the following shall be deemed substituted:

                  "Class 5 - PBGC. The PBGC claim shall be fully satisfied by distribution of (a) its pro rata share of New Preferred Stock and New Common Stock as if it were a Class 6 claim and (b) an amount of New Preferred Stock equal to 20% of the New Preferred Stock that the PBGC would otherwise receive as a Class 6 creditor. All payments shall be first applied against any outstanding contributions due to the Intelogic Trace, Inc. Retirement Plan for the plan year ending July 31, 1994 and for the short plan year commencing on August 1, 1994 and ending on the effective date of the termination of the Intelogic Trace, Inc. Retirement Plan (the "Outstanding Contributions")."

            b. DALLAS TAX AUTHORITY MODIFICATION: Article II, Provisions for Payment of Administrative and Priority Tax Claims, of the Modified First Amended Plan of Reorganization of Intelogic Trace, Inc. is modified to include a new section
                  2.3 which shall read as follows:

                  "2.3 SECURED TAX CLAIM OF DALLAS COUNTY AND THE CITY OF DALLAS/DISD. The claim of Dallas County and the City of Dallas/DISD are to be treated as Secured Claims against the Debtor for unpaid 1994 Ad Valorem Taxes on its business personal property. This Secured Claim shall be unimpaired and the City of Dallas/DISD and the Dallas County shall retain the applicable tax lien until the taxes are paid in full. Debtor anticipates paying the Secured Claim on or before the delinquency date of January 31, 1995. Debtor retains all rights to contest the amount of the alleged Secured Claim of Dallas County and the City of Dallas/DISD as provided by applicable non-bankruptcy law."

                                       3

            c. ASSUMED CONTRACTS: The definition of "Assumed Contracts" on pages 2 and 3 of the Plan has been modified as follows:

                  "ASSUMED CONTRACTS" shall mean all contracts of the Debtor which:

                  (a) are held by parties who received a notice from the Debtor, substantially similar to the notice attached as Exhibit A to the Non-Material Amendments and Modifications to The Modified First Amended Plan of Reorganization of Intelogic Trace, Inc. Proposed by Debtor, stating that the Debtor was assuming their contract; AND

                  (b)   either

                        (i) were executed on any of the standard forms, attached as Exhibits B through G to the Non-Material Amendments and Modifications to The Modified First Amended Plan of Reorganization of Intelogic Trace, Inc. Proposed by Debtor, or a form substantially similar to those forms, OR

                        (ii) are identified on Exhibit H to the Non-Material Amendments and Modifications to The Modified First Amended Plan of Reorganization of Intelogic Trace, Inc. Proposed by Debtor.

            d.    Section 1.42 shall be modified as follows:

                  "1.42 "INDEMNIFICATION POLICIES" shall mean an insurance policy with a $5,000,000.00 existing aggregate limit of liability (inclusive of defense costs), a $0.00 retention for each loss and a three year term, the premium for which shall not exceed $400,000.00, which provides directors and officers liability run-off coverage to cover Indemnification Obligations."

            e.    Section 7.20 shall be modified as follows:

                  "7.20 INDEMNITY INSURANCE. The Debtor shall secure and maintain Indemnification Policies, from and after the Effective Date, to cover Indemnification Obligations arising on, after, or before the Effective Date. The Debtor's directors and officers shall have no Claims against the Debtor for Indemnification Obligations arising on, after or before the Effective Date but instead shall be restricted to their rights to assert claims under the Indemnification Policies and the amount of any recovery

                                       4

                  obtained by Debtor as a result of any Shareholder Derivative Action. The Indemnification Obligations arising on, after or before the Effective Date shall constitute an Administrative Claim against the Debtor limited to (a) an amount which is not greater than the proceeds, if any, from the Indemnification Policies and (b) the amount of any recovery obtained by the Debtor as a result of any Shareholder Derivative Action."

            f. The Restated Charter which is Exhibit D to the Plan shall be modified at page 14 as follows:

                  EIGHTH: The Corporation shall indemnify, to the extent permitted by the Business Corporation Law, as amended from time to time, all current, former and future directors and officers of the Corporation whom it is permitted to indemnify pursuant thereto. Directors whose services terminated on or before the Effective Date of the Plan of Reorganization shall be indemnified solely in accordance with the terms and provisions of such Plan.

            g. DATAPOINT MODIFICATION: The Plan shall be modified at page 23 to add a new Section 9.6 as follows:

                  DATAPOINT CONTRACTS. Datapoint Corporation and the Debtor are parties to a Tax Settlement Agreement dated January 24, 1991, which Tax Settlement Agreement may be an executory contract. Datapoint has asserted an undivided interest in certain tax refunds that are anticipated from the Internal Revenue Service, and the Debtor and the Datapoint are not able to agree on the treatment of the Tax Settlement Agreement nor on Datapoint's alleged interest in the tax refund. These issues will not be resolved at Plan confirmation, but will be the subject to of future proceedings between Datapoint and the Debtor and other parties-in-interest. To the extent that the Tax Settlement Agreement is an executory contract, it is rejected by Debtor.

                  To the extent Datapoint and the Debtor are parties to any executory contracts, (excluding the Tax Settlement Agreement referenced above which is rejected to the extent it is an executory contract), the same shall not be subject to the blanket assumption and rejection provisions of the Plan that have been heard as part of the overall Plan confirmation process. Assumption or rejection of any executory contracts between Datapoint and the Debtor (excluding the Tax Settlement Agreement referenced above which is rejected to the extent it is
                                       5

                  an executory contract) shall be deferred until appropriate proceedings can be commenced between the Debtor and Datapoint, subject to the negotiations between the parties as to whether or not any such agreements should be assumed or rejected Confirmation shall not constitute an assumption or rejection of any such agreements for any purpose.

            h.    Section 7.3 shall be modified as follows:

                  7.3 NEW PREFERRED STOCK. 1,133,333 shares of New Preferred Stock (the "Base Amount") shall be issued as soon as practicable after the Effective Date, but in no event more than twenty (20) Business Days thereafter; PROVIDED, HOWEVER, that if the aggregate Unsecured Claims other than the Note Claims exceed $5 million, the Base Amount shall be increased such that the aggregate liquidation preference is increased by 80% of the amount by which the aggregate Unsecured Claims other than Note Claims exceed $5 million. The Base Amount shall be delivered to the Transfer Agent for further distribution pro rata to the holders of Unsecured Claims and the PBGC. As provided in Section 5.5 hereof, a number of shares of New Preferred Stock equal to 20% of the New Preferred Stock that the PBGC would otherwise receive, as if it were a Class 6 claim, shall also be issued to the PBGC. 6,667 additional shares of New Preferred Stock shall also be issued to Fidelity in connection with its election to serve as an Exit Financing Provider in lieu of any shares that it may be entitled to under Section 8.2 of this Plan. The New Preferred Stock shall have the rights, powers, privileges, and preferences set forth in the Restated Charter; PROVIDED, HOWEVER, that if any person or group (as those terms are defined in Rule 13d promulgated under the Securities Exchange Act of 1934, as amended) shall become the owner (whether pursuant to a stock purchase, merger, consolidation, other business combination, or otherwise, of a majority of the outstanding common stock of the Debtor after the Petition Date and before the issuance of the New Preferred Stock, then the holders of the New Preferred Stock shall have the right to cause the Reorganized Debtor to redeem the New Preferred Stock in accordance with Section 3(c) of the Restated Charter immediately upon issuance of the New Preferred Stock. The New Preferred Stock shall bear no restrictive legends of any kind.

            i.    The second sentence in Section 7.4 shall be modified as
                  follows:
                                       6

                  "A number of shares of New Common Stock equal to three (3) times the number of shares of Old Common Stock outstanding after the reverse split shall then be issued pro rata to the holders of the Unsecured Claims and the PBGC."

These modifications are not material modifications to the Plan and do not require re-solicitation under 11 U.S.C. ss. 1125 or additional or supplemental notice.

      5. No acceptances of the Plan were solicited prior to the approval of the Disclosure Statement. Solicitation of the Plan was appropriate and the protections afforded by 11 U.S.C. ss. 1125(e) apply to such solicitation.

      6. Under the Plan, Debtor has properly classified Administrative Claims and Priority Tax Claims, Priority Non-Tax Claims as Class 1, Foothill Capital Corporation's ("Foothill") Claim arising out of the Work Capital Facility as Class 2, the Completion Bond Claims as Class 3, Convenience Claims as Class 4, the PBGC Claim as Class 5, Unsecured Claims as Class 6, Old Preferred Stock as Class 7, and the Old Common Stock as Class 8. The claims in each Class are substantially similar. Further, the Plan specifies whether each Class is impaired or unimpaired. The treatment of each impaired Class provides for the same treatment of each creditor in a Class, provides for the means by which the Plan is to be implemented, and does not contain any provision which is inconsistent with public policy or the interest of creditors with respect to the management of the Reorganized Debtor after confirmation of the Plan.

      7. Debtor has proposed the Plan in good faith and not by any means prohibited by law.

      8. During the pendency of the Chapter 11 case, Debtor has filed all Monthly Operating Reports in a form approved by the United States Trustee's Office. Further, there is no evidence that Debtor, through the pendency of its Chapter 11 case, has failed to comply with the provisions of the Bankruptcy Code or
                                       7

any other legal or contractual obligations, including, but limited to, those set forth in the agreements and orders regarding post-petition financing by Foothill and Fidelity Capital and Income Fund ("Fidelity").

      9. All payments made or promised by the Debtor under the Plan for services or for costs and expenses in connection with the case, or in connection with the Plan and incident to this case, have been fully disclosed to the Court and have been approved or are subject to approval of the Court as reasonable.

      10. The Plan is feasible and Debtor shall be able to comply with the terms and provisions of the Plan.

      11. The issuance of releases by Debtor under the Plan and corresponding mutual releases received by Debtor from those parties that Debtor is releasing under the Plan, when considered in the context of the Plan and Debtor's Chapter 11 case, are in the best interests of the Debtor, Debtor's estate, and Debtor's creditors and interest holders.

      12. The execution of Indemnification Agreements with current members of the Board of Directors and the proposed Board of Directors, when considered in the context of the Plan and the Debtor's Chapter 11 case, is in the best interests of the Debtor, Debtor's estate, and Debtor's creditors and interest holders.

      13. The assumption of the executory contracts and unexpired leases of Debtor as provided for in the Plan is an appropriate exercise of Debtor's business judgment and such assumptions are appropriate in the circumstances and should be approved. Similarly, the rejection of executory contracts and unexpired leases as provided for in the Plan is an appropriate exercise of Debtor's business judgment and such rejections are appropriate in the circumstances and should be approved.

                                       8

      14. In the event of a liquidation under Chapter 7 of the Bankruptcy Code, Unsecured Creditors in Classes 4, 5, and 6, and interest holders in Classes 7 and 8 would receive nothing, and it is likely that the Priority Non-Tax Claims of Class 1 and the Claims of Foothill in Class 2 would have been paid less than the full amount of their claims. Accordingly, on the Effective Date of the Plan, each creditor holding a claim in Classes 1, 2, 3, 4, 5, 6, 7, and 8 is receiving not less under the Plan than each such holder would have received or obtained in a liquidation case under Chapter 7.

      15. The holders of claims in Classes 1 and 3 are not impaired under the Plan, and no claimant in these Classes cast a ballot rejecting the Plan or filed an objection to the Plan.

      16. The ballots cast by holders of Claims as to which no objection is pending, reflect the following:

      a. The holder of the Allowed Claim in Class 2 cast one ballot accepting the Plan in the total amount of $8,776,725.95.

      b. The holders of Allowed Claims in Class 4 cast 202 ballots accepting the Plan in the total amount of $476,014.86, and 15 ballots rejecting the Plan in the total amount of $31,861.86.

      c.    The holder of the Allowed Claim in Class 5 did not cast a ballot.

      d. The holders of Allowed Claims in Class 6 cast 160 ballots accepting the Plan in the total amount of $42,328,918.42, and 60 ballots rejecting the Plan in the total amount of $1,620,066.11.

      e. The interest holders in Class 7 retain no interest post-confirmation. However, the Old Preferred Stock in Class 7 has been returned to Debtor and, thus, this Class consents to its treatment under the Plan.

      f. The holders of Allowed Interests in Class 8 cast 4,423,291 ballots accepting the Plan and 103,904 ballots rejecting the Plan.

                                       9

Accordingly, each class of claims and interests accepted the Plan and at least one class of impaired claims accepted the Plan without reference to any acceptance by an insider.

      17. Fidelity and Foothill (hereinafter collectively referred to as the "Exit Financing Providers") have committed to provide an Exit Financing Facility in accordance with Exhibit "B" attached hereto. The Exit Financing Facility is reasonable and necessary and has been negotiated in good faith. The Debtor is authorized to enter into and consummate the Exit Facility on the Effective Date and to execute documentation implementing the Exit Financing Facility in form and substance acceptable to Fidelity and Foothill.

      18. Debtor has sufficient financial wherewithal to implement and consummate the Plan and the provisions thereof. Accordingly, the Plan is feasible and it is not likely that confirmation of the Plan will be followed by the need for further financial reorganization of Debtor.

      19. Debtor has not sought under the Plan any rate change subject to the jurisdiction of any regulatory commission.

      20. On or before November 22, 1994, Debtor filed with the Clerk of the Bankruptcy Court motions delineating executory contracts and unexpired leases to be assumed under Article IX of the Plan, and transmitted copies of the motions to all known parties subject to such executory contracts and unexpired leases.

      21. All fees payable under Section 1930 of Title 28, United States Code, have either been paid or will be paid on the Effective Date or forthwith thereafter pursuant to the provisions of the Plan.

                                       10

      22. The stock issued and/or retained under the Plan to or by holders of claims and interests in Class 6 and Class 8, respectively, is primarily in exchange for claims against and interests in the Debtor and is entitled to the exemption from the Securities Laws afforded by Section 1145 of the Bankruptcy Code.

      23. The release to be executed by holders of Old Common Stock is appropriate in the circumstances and is in the best interest of Debtor, Debtor's estate, Debtor's creditors, and Debtor's interest holders.

      24.   The assumption of the employee agreements provided for in Section
9.3 of the Plan is appropriate in the circumstances and should be approved.

      25. To the extent that any of the Conclusions of Law set forth below are or may be deemed to be Findings of Fact, the same are incorporated herein by reference as if fully set forth.

                               CONCLUSIONS OF LAW

      1. To the extent that any of the foregoing Findings of Fact are or may be deemed to be Conclusions of Law, the same are incorporated herein by reference as if fully set forth.

      2. Debtor has complied with the applicable notice provisions of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and the Local Court Rules of the United States Bankruptcy Court for the Western District of Texas, and notice of hearing on confirmation of the Plan was in full compliance with the requirements of such provisions.

      3. Debtor has complied with the provisions of Section 1129(a)(1) of the Bankruptcy Code, including the proper classification of claims pursuant to sections 1122 and 1123. Each class of claims specified in the Plan contains claims which are
                                       11

"substantially similar" and the Plan contains all of the appropriate provisions required by Section 1123 of the Bankruptcy Code.

      4. Debtor has complied with the provisions of Section 1129(a)(2) of the Bankruptcy Code including compliance with the disclosure and solicitation provisions of Section 1125 of the Bankruptcy Code.

      5. Pursuant to Section 1129(a)(3) of the Bankruptcy Code and Rule 3020(b)(2) of the Federal Rules of Bankruptcy Procedure, the Plan was proposed in good faith and not by any means forbidden by law.

      6. Debtor has complied with the provisions of Section 1129(a)(4) of the Bankruptcy Code.

      7. Debtor has complied with the provisions of Section 1129(a)(5) of the Bankruptcy Code, including disclosing the identity and affiliation of those persons who will serve, after confirmation, as directors and/or officers of Debtor, and those persons service is consistent with the interests of creditors and public policy. Additionally, Debtor has disclosed the identity of all insiders that will be employed or retained and the nature of their compensation.

      8. Debtor has complied with and the Plan complies with Section 1129(a)(6) of the Bankruptcy Code because no governmental regulatory commission sets rates for Debtor.

      9. Section 1129(a)(7) of the Bankruptcy Code requires that creditors who do not vote to accept must receive not less under the Plan than they would otherwise receive in a Chapter 7 liquidation, and this is determined pursuant to what is commonly known as the "best interest" test. It has been determined that in the event of a liquidation of the Debtor, holders of claims in Classes 4, 5, 6 and 8, would receive nothing. With regard to Class 4, the "best interests" test is satisfied
                                       12

as each holder of a claim will be paid approximately 50% of its Allowed Claim. With regard to Class 5, the PBGC will be deemed to have accepted the Plan. Class 6 is receiving New Preferred Stock and control of the Debtor. Class 8 is retaining some ownership interest. Thus, the best interests of creditors are served and Debtor has complied with, and the Plan comports with, Section 1129(a)(7) of the Bankruptcy Code.

      10. Debtor and the Plan comply with 1129(a)(8) of the Bankruptcy Code as all impaired Classes have accepted the Plan. Further, to the extent necessary, there has been compliance with Section 1129(a)(10) of the Bankruptcy Code since at least one Class of impaired claims has accepted the Plan without reference to any acceptance by an insider.

      11. The requirements of Section 1129(a)(9) of the Bankruptcy Code have been met by virtue of the Plan providing for payment in full and in cash of all priority claims on the Distribution Date or as allowed by Section 1129(a)(9).

      12. The Plan complies with Section 1129(a)(11) of the Bankruptcy Code because the Plan is feasible and confirmation of the Plan is not likely to be followed by need for further financial reorganization of Debtor.

      13. The Plan complies with Section 1129(a)(12) because all United States Trustee's fees will be paid under the Plan.

      14.   The Plan complies with Section 1129(a)(13) of the Bankruptcy Code.

                                   CONCLUSION

      On the basis of the foregoing, the Modified First Amended Plan of Reorganization of Intelogic Trace, Inc., dated October 12, 1994, as modified herein, should be confirmed.
                                       13

      SIGNED this 22nd day of November, 1994.


                                          LEIF M. CLARK
                                          UNITED STATES BANKRUPTCY JUDGE